Policy Transaction Invoice

Producer:	Customer:
Tom Clark ARTHUR J GALLAGHER RISK MGMT SRV INC 2 WESTCHESTER PARK DR STE 300 WHITE PLAINS, NY 10604 (914) 697-6017	Pine Grove Alternative Institutional Fund & Pine Grove Alternative Fund 25 DeForest Avenue Summit, NJ 07901
Branch Code: 912 Producer Number: 703180	Customer Number: 239442

Continental Insurance Company of New Jersey hereby submits the following Statement for Policy # 596418556 for Pine Grove Alternative Institutional Fund & Pine Grove Alternative Fund Policy Period: From 01/01/2015 to 03/01/2016.

Policy	Gross	Commission	Counter-	Total Taxes	Total	Amount Due
Effective	Premium		Signature Fee		Surcharges
Date		15.00%(MFB)
1/1/2016	$394.00	$59.10	$0.00	$0.00	$0.00	$334.90

* Please return a copy of this invoice with your payment due 30 days after Policy Effective Date to:

Continental Casualty Company
23453 Network Place
Chicago, IL 60673-1234

Please do not send this payment to any other CNA payment site.

Any questions regarding your account please call

CNA Financial Insurance
Phone: (212) 440-3485

FOR BILLING QUESTIONS CONTACT BILLING & COLLECTIONS: 1-877-574-0540

This amount will also appear on the CNA monthly statement for this producer number.

EXTENSION OF POLICY PERIOD

In consideration of the additional premium of $394, it is agreed and understood that the Policy Period set forth in Item 2. of the Declarations is deleted and replaced by the following:

Policy Period:  01/01/2015 to 03/01/2016
12:01 a.m. local time at the address stated in the Declarations Page.

This extension of the Policy Period shall not increase the Insurer's Limit of Liability under this Policy.

All other terms and conditions of the Policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy, unless another effective date is shown below, and expires concurrently with said Policy.

GSL52319XX (12-11)	Policy No: 596418556
Page 1	Endorsement No: 6
Continental Insurance Company of New Jersey	Effective Date: 01/01/2016
Insured Name: Pine Grove Alternative Institutional Fund & Pine Grove Alternative Fund